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March 16, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Era Anagnosti, U.S. Securities and Exchange Commission

Re:                                                                             Henderson Group plc

Draft Registration Statement on Form F-4

CIK No. 0001274173

Dear Ms. Anagnosti:

On behalf of our client, Henderson Group plc (“Henderson” or the “Company”), we hereby submit the below additional information in response to Comment 7 set forth in the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of March 13, 2017 (the “Comment Letter”).

* * * *

The Company would like to set out its assessment of materiality of the amounts relating to stock based compensation posted to retained earnings. The Company believes that its accounting and disclosure for stock based compensation is appropriate. However, as a supplemental analysis the Company is sharing management’s analysis of materiality for the Staff’s consideration.

As has been disclosed in the Consolidated Statement of Changes in Equity the amounts related to stock based compensation that have been included in retained earnings total $48.3m in 2016, $59.2m in 2015 and $44.3m in 2014. These amounts compare to the balance reported in APIC of $1,237.9m in 2016 and 2015 and $1,231.8m in 2014. If the amounts related to stock based compensation had been posted to APIC it would represent 3.9%, 4.8% and 3.6% of APIC in 2016, 2015 and 2014 respectively. The balances in retained earnings (as stated) are $764.8m in 2016, $759.5m in 2015 and $652.0m in 2014. The amounts included represent 6.3%, 7.8% and 6.8% of retained earnings in 2016, 2015 and 2014 respectively. Management do not believe that these amounts or percentages are material in the context of these balances.

On a qualitative basis, these postings do not impact dividends as distributions may be paid out of APIC as well as retained earnings under Jersey law. In addition, calculations of Earnings per Share (EPS), regulatory capital resources, debt covenants or leverage ratios and other key performance indicators are not impacted by these entries. Even without Jersey law allowing distributions to be paid out of APIC as well as retained earnings, the cumulative amount posted to retained earnings by December 31, 2016 of $92.9m has reduced retained earnings rather than increased that reserve. Therefore the adjustment to be made following the proposed change to the articles of association will increase retained earnings.

Weighing up all of these factors, management believe these amounts are not material from either a quantitative or qualitative perspective. The Company’s independent registered public accounting firm concur with management’s conclusion.

In the interests of transparency, the Company has provided disclosure of these amounts on the face of the Consolidated Statement of Changes in Equity, including the cumulative amounts that have been posted to retained earnings and disclosure that they have been included in retained earnings as a result of the Company’s articles of association not allowing the Company to post to APIC. Further disclosure has also been made on the face of the Consolidated Balance Sheet and in the subsequent events note.

In summary, management believes that the amounts related to stock based compensation that have been recorded to retained earnings are not material to either retained earnings or APIC. Further, the Company believes its disclosure is transparent and that a reader can determine the historical amounts related to stock based compensation that have been recorded in retained earnings.

***

If you have any questions or would like to discuss, please do not hesitate to call me at (212) 230-4681 or send me an e-mail (Paul.Tropp@freshfields.com).

Sincerely,

/s/ Paul D. Tropp
Paul D. Tropp

cc:

Jessica Livingston

Hugh West

Robert Klein

(Securities and Exchange Commission)

Jacqui Irvine

(Henderson Group plc)

David W. Grawemeyer

(Janus Capital Group Inc.)

Peter D. Lyons

Matthew F. Herman

(Freshfields Bruckhaus Deringer US LLP)

Ralph Arditi

David C. Hepp

(Skadden, Arps, Slate, Meagher & Flom LLP)